Arkadia International

5348 Vegas Drive, # 1107

Las Vegas, Nevada 89108

(619) 507-5806

Email: info@arkadiainternational.com

September 27, 2013

Susan Block

Attorney-Advisor

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Arkadia International

Amendment No. 3 to Registration Statement on Form S-1

Filed October 4, 2013

File No. 333-190067

Dear Ms. Block:

On October 4, 2013, Arkadia International, a Nevada corporation (the “Company”), filed Amendment No. 3 to Form S-1. Amendment No. 3 makes no changes to the Company’s Amendment No. 2 to Form S-1, except to correct grammatical, spelling and typographical errors inadvertently not corrected in Amendment No. 2 to Form S-1.

Sincerely,

ARKADIA INTERNATIONAL

/S/ Vladimir Shekhtman

Vladimir Shekhtman

President